SEC File No. 82-4364

02 OCT -3 AM 9: 10

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

23 September 2002

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02055179

SUPPL

Dear Sirs

Roly International Holdings Ltd.
- Resolutions passed at 2002 Annual General Meting and Special General Meeting

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 20 September 2002 respectively.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Brenda Cheung
Company Secretary

Encl.

UNITS 1704-5, NINE QUEEN'S ROAD CENTRAL, HONG KONG. TEL: (852) 3110 1388 FAX: (852) 2739 8010 WEBSITE: www.roly.com

MASNET No. 54 OF 20.09.2002
Announcement No. 73

ROLY INTERNATIONAL HOLDINGS LTD

Resolutions passed at 2002 Annual General Meeting and Special General Meeting

The directors of Roly International Holdings Ltd. ("Company") are pleased to announce that at the 2002 annual general meeting ("AGM") and special general meeting ("SGM") of the Company held today, all the resolutions contained in the notices of 2002 AGM and SGM both dated 28 August 2002 were duly passed.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 20/09/2002 to the SGX